QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 4 to
Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMX Corporation
(Name of Subject Company)

Amherst Acquisition Co.
a wholly-owned subsidiary of

Thrall Omni Company, Inc.
an affiliate of

Duchossois Industries, Inc.
(Name of Filing Person-Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00180C10 5
(CUSIP Number of Class of Securities)

David L. Filkin
Vice President and General Counsel
Duchossois Industries, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(630) 279-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker
Chicago, Illinois 60601
Telephone: (312) 269-4114

Calculation of Filing Fee

Transaction Valuation* $307,287,562.50	Amount of Filing Fee** $36,167.75

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). Calculated by multiplying $22.50, the per share tender offer price, by 13,657,225, the sum of the 12,235,087 outstanding shares of Common Stock of AMX Corporation as of February 14, 2005 sought in the Offer and the 1,422,138 shares of Common Stock of AMX Corporation subject to vested options as of February 14, 2005.
**
Calculated as 0.011770% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $36,167.25	Filing Party: Duchossois Industries, Inc.; Thrall Omni Company, Inc.; Amherst Acquisition Co.
Form or Registration No.: Schedule TO-T	Date Filed: February 24, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed on February 24, 2005 with the Securities and Exchange Commission, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 1, 2005, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on March 9, 2005 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on March 16, 2005 (as so amended and supplemented, the "Schedule TO"), by Amherst Acquisition Co., a Texas corporation ("Subcorp") and a wholly owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("DII"). The Schedule TO relates to the offer by Subcorp to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of AMX Corporation, a Texas corporation ("AMX"), for $22.50 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase, dated March 16, 2005 (the "Supplement"), the Offer to Purchase, dated February 24, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Supplement and the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the Offer). Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

        On March 18, 2005, DII and AMX issued a joint press release relating to Plaintiff's lawsuit in the Collin County District Court against AMX and AMX's board of directors, a copy of which is attached as Exhibit (a)(5)(D) and is incorporated herein by reference.

2

Item 12.    Exhibits.

*(a)(1)(A)	Offer to Purchase, dated February 24, 2005.
*(a)(1)(B)	Form of Letter of Transmittal.
*(a)(1)(C)	Form of Notice of Guaranteed Delivery.
*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
*(a)(1)(G)	Supplement to Offer to Purchase, dated March 16, 2005.
*(a)(5)(A)	Text of Press Release Issued by DII and AMX dated February 15, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Thrall Omni on February 15, 2005.
*(a)(5)(B)	Form of Summary Advertisement Published in The Wall Street Journal on February 24, 2005.
*(a)(5)(C)	Text of Press Release Issued by DII, dated March 1, 2005.
(a)(5)(D)	Text of Press Release Issued by DII and AMX, dated March 18, 2005.
(b)	None.
*(d)(1)	Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni, Subcorp and AMX.
*(d)(2)
Support/Tender Agreement, dated as of February 15, 2005, by and among Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf and Thrall Omni.
*(d)(3)	Support/Tender Agreement, dated as of February 15, 2005, by and between Peter D. York and Thrall Omni.
*(d)(4)	Support/Tender Agreement, dated as of February 15, 2005, by and between Scott D. Miller and Thrall Omni.
*(d)(5)	Confidentiality Agreement, dated as of November 23, 2004 by and between DII and AMX.
(g)	None.
(h)	Not applicable.

*
Previously filed.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: March 18, 2005
Amherst Acquisition Co.
	By:	/s/ DAVID L. FILKIN
		Name:	David L. Filkin
		Title:	Secretary
Thrall Omni Company, Inc.
	By:	/s/ DAVID L. FILKIN
		Name:	David L. Filkin
		Title:	Secretary
Duchossois Industries, Inc.
	By:	/s/ DAVID L. FILKIN
		Name:	David L. Filkin
		Title:	Vice President, Secretary and General Counsel

4

EXHIBIT INDEX

*(a)(1)(A)	Offer to Purchase, dated February 24, 2005.
*(a)(1)(B)	Form of Letter of Transmittal.
*(a)(1)(C)	Form of Notice of Guaranteed Delivery.
*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
*(a)(1)(G)	Supplement to Offer to Purchase, dated March 16, 2005.
*(a)(5)(A)	Text of Press Release Issued by DII and AMX dated February 15, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Thrall Omni on February 15, 2005.
*(a)(5)(B)	Form of Summary Advertisement Published in The Wall Street Journal on February 24, 2005.
*(a)(5)(C)	Text of Press Release Issued by DII, dated March 1, 2005.
(a)(5)(D)	Text of Press Realease Issued by DII and AMX, dated March 18, 2005.
(b)	None.
*(d)(1)	Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni, Subcorp and AMX.
*(d)(2)
Support/Tender Agreement, dated as of February 15, 2005, by and among Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf and Thrall Omni.
*(d)(3)	Support/Tender Agreement, dated as of February 15, 2005, by and between Peter D. York and Thrall Omni.
*(d)(4)	Support/Tender Agreement, dated as of February 15, 2005, by and between Scott D. Miller and Thrall Omni.
*(d)(5)	Confidentiality Agreement, dated as of November 23, 2004 by and between DII and AMX.
(g)	None.
(h)	Not applicable.

*
Previously filed.

5

QuickLinks

  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX